Filed by Transatlantic Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Transatlantic Holdings, Inc.
Commission File No.: 1-10545
Release and supplement disseminated by Transatlantic Holdings, Inc. on July 27, 2011.
*********************************************************************

For information, contact:	Thomas V. Cholnoky (212) 365-2292
TRANSATLANTIC HOLDINGS, INC. REPORTS SECOND
QUARTER RESULTS
BOOK VALUE PER SHARE RISES 4.8%
     New York, N.Y., July 27, 2011 — Transatlantic Holdings, Inc. (NYSE: TRH) today reported net income of $81 million, or $1.28 per common share (diluted), for the second quarter of 2011 compared to $111 million, or $1.70 per common share (diluted), for the second quarter of 2010. Net operating income for the second quarter of 2011 was $81 million, or $1.28 per common share (diluted), compared to $105 million, or $1.62 per common share (diluted), in the second quarter of 2010.
     Second quarter 2011 net income and net operating income include $66 million of pre-tax net catastrophe costs (net of reinsurance and net reinstatement premiums) offset by related tax benefits of $23 million. Such pre-tax net catastrophe costs include $34 million related to severe tornado activity in the United States during the quarter and $32 million arising principally from net changes in estimated costs from first quarter 2011 catastrophe events.
     Second quarter 2010 net income and net operating income include pre-tax net catastrophe costs of $27 million offset by related tax benefits of $12 million.
     Robert F. Orlich, President and Chief Executive Officer, commented, “We achieved an annualized operating ROE of 7.9% in the quarter and grew book value per share by almost 5%, despite an elevated level of catastrophe activity that continued through the second quarter. In addition, we delivered improvements in our combined ratio, excluding catastrophe costs, for the quarter and year to date periods.
     “Rates on catastrophe-exposed business are beginning to track upward, but at least initially are confined primarily to loss-affected areas, so we believe that more positive rate movement is needed. In casualty lines, rate movement has been mixed and we are concentrating our efforts in areas offering the most favorable opportunities, emphasizing those lines in which we specialize.
     “Transatlantic remains financially strong and well-positioned to address the opportunities that exist in the current marketplace due to our global market coverage, underwriting discipline and selectivity, and strong risk management orientation. We remain very focused on applying these core strengths to maximize value for our stakeholders over the long term.”
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Other highlights in the second quarter of 2011 include:
•	Net premiums written of $1.0 billion, level with the prior year quarter, excluding the impact of foreign exchange.

•	Net investment income of $120 million, 3% greater than a year ago.

•	Realized net capital losses of $1 million.

•	Combined ratio of 99.6%, which includes 6.9 percentage points related to net catastrophe costs. Costs from severe tornado activity in the United States in the second quarter and additional losses from the February 2011 New Zealand earthquake were partially offset by lower cost estimates related to the March 2011 catastrophe events in Japan. In the 2010 second quarter, net catastrophe costs added 2.8 percentage points to the combined ratio.

•	Net favorable loss reserve development related to prior accident years totaled $12 million in the 2011 second quarter compared to $15 million in the year ago period. Current quarter favorable development includes $2 million related to prior year catastrophe events compared to $6 million of such favorable development in the year ago period. For the six month periods, net favorable loss reserve development totaled $28 million in 2011 compared to $22 million in 2010. Such amounts include favorable development related to prior years’ catastrophe events of $6 million in each of 2011 and 2010.

•	Merger related expenses of $6.5 million which are included in other expenses, net.

•	Net operating cash inflows of $164 million.

•	Net loss and loss adjustment expense reserves of $9.02 billion at quarter-end, an increase of $107 million ($37 million of which is due to foreign exchange) in the quarter.

•	Consolidated investments and assets of $13.51 billion and $16.71 billion, respectively, at quarter-end.

•	Stockholders’ equity of $4.23 billion at quarter-end. TRH did not repurchase any of its outstanding common shares during the quarter and has $145 million remaining under its current share repurchase program authorization.

•	Book value per common share of $67.76 at June 30, 2011, a 4.8% increase during the quarter.
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     For the first six months of 2011, net loss totaled ($109) million, or ($1.75) per common share (diluted), compared to net income of $126 million, or $1.92 per common share (diluted), for the first six months of 2010. Net operating loss for the first six months of 2011 totaled ($144) million, or ($2.31) per common share (diluted), compared to net operating income of $122 million, or $1.86 per common share (diluted), in the same year ago period. The net loss and net operating loss in the 2011 period compared to net income and net operating income a year ago resulted largely from a higher level of catastrophe loss activity, net of related tax benefits, in 2011 compared to 2010. The first six months of 2011 included pre-tax net catastrophe costs of $612 million, partially offset by related tax benefits of $214 million, compared to pre-tax net catastrophe costs in the first six months of 2010 of $157 million, partially offset by related tax benefits of $40 million. The difference between net loss in the six month 2011 period and net income in the same 2010 period was partially mitigated by an increase in realized net capital gains in 2011 compared to the same 2010 period. The calculation of net operating income (loss) excludes the impact of realized net capital gains (losses) and (loss) gain on early extinguishment of debt, each net of tax.
     The determination of catastrophe costs recorded in the period involves a significant amount of judgment and is based on information available at the time of estimation. Due to the preliminary nature of information used to prepare these estimates, among other factors, the ultimate costs that TRH will incur related to catastrophe events may differ materially from its estimates.
     Transatlantic remains committed to the terms of the merger agreement that the Company entered into with Allied World Assurance Company Holdings, AG (NYSE: AWH) on June 12, 2011 (the “Allied World Merger Agreement”), and the Transatlantic Board reaffirms its recommendation of, and declaration of advisability with respect to, the merger agreement between Transatlantic and Allied World Assurance Company Holdings, AG.
Additional Information about the Proposed Merger with Allied World and Where to Find It
     Allied World has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Transatlantic and Allied World that also constitutes a prospectus of Allied World in connection with a proposed merger between Transatlantic and Allied World. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Transatlantic or Allied World may file with the SEC or send to their stockholders in connection with the proposed merger. Investors and security holders are urged to read the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus filed and other relevant documents that will be filed with the SEC (including the definitive joint proxy statement/prospectus), as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
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Participants in the Solicitation
     Transatlantic, Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders and the preliminary joint proxy statement/prospectus related to the proposed merger, which was filed by Allied World with the SEC on July 7, 2011. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders and the preliminary joint proxy statement/prospectus related to the proposed merger, which was filed with the SEC on July 7, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.
Cautionary Note Regarding Forward-Looking Statements
     This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Transatlantic’s or Allied World’s stockholder approval or the failure to satisfy other conditions to completion of the proposed merger with Allied World, including receipt of regulatory approvals; risks that the proposed merger disrupts current plans and operations; the ability to retain key personnel; the ability to recognize the benefits of the proposed merger; the amount of the costs, fees, expenses and charges related to the proposed merger; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Transatlantic’s Form 10-K and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Transatlantic is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.
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     TRH will host a conference call on Thursday, July 28, 2011 at 11:00 a.m. Eastern Time to discuss second quarter 2011 results. The call will be webcast live on the Internet — available through the Investor Information—News—Webcasts section of TRH’s website at www.transre.com. The live conference call can also be accessed by dialing 866-843-0890 (in the U.S.) or 412-317-9250 (International). The passcode for the conference call is 7870420.
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     Please refer to the Investor Information—News—Earnings Information section of TRH’s website at www.transre.com for a copy of the second quarter 2011 Financial Supplement which includes additional information on TRH’s financial performance.
     After the completion of the call, an archived webcast will be available in the Investor Information section of TRH’s website. Until August 4, 2011, a replay of the call will be available by dialing 877-344-7529 (in the U.S.) or 412-317-0088 (International). The passcode to access the replay is 10001819.
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     Transatlantic Holdings, Inc. (TRH) is a leading international reinsurance organization headquartered in New York, with operations on six continents. Its subsidiaries, Transatlantic Reinsurance Company®, Trans Re Zurich Reinsurance Company Ltd. and Putnam Reinsurance Company, offer reinsurance capacity on both a treaty and facultative basis — structuring programs for a full range of property and casualty products, with an emphasis on specialty risks.
####
     The performance of TRH is commonly assessed by analysts and others based on performance measures which are not defined under GAAP. Those measures include net operating income (loss) (“NOI”), NOI Per Common Share (diluted) and annualized operating return on equity (“Annualized Operating ROE”). NOI is defined as GAAP net income (loss) excluding realized net capital gains (losses) and the gain (loss) on early extinguishment of debt, net of taxes. NOI Per Common Share (diluted) represents NOI divided by average common shares outstanding on a diluted basis. Annualized Operating ROE is defined as NOI divided by the average of beginning and ending stockholders’ equity, multiplied by four (for three month periods) or two (for the six month periods). In addition, GAAP annualized return on equity (“GAAP Annualized ROE”) is defined as GAAP net income (loss) divided by the average of beginning and ending stockholders’ equity, multiplied by four (for the three month periods) or two (for the six month periods). TRH uses these measures in analyzing its performance as these measures focus on the core fundamentals of TRH’s operations. While TRH considers realized net capital gains (losses) and the gain (loss) on early extinguishment of debt as integral parts of its business and results, such items are not indicative of the core fundamentals of TRH’s operations. TRH believes these measures are of interest to the investment community because they provide additional meaningful methods of evaluating certain aspects of TRH’s operating performance from period to period on bases that are not otherwise apparent under GAAP. These non-GAAP measures, namely, NOI, NOI Per Common Share (diluted) and Annualized Operating ROE should not be viewed as substitutes for GAAP net income (loss), GAAP net income (loss) per common share on a diluted basis and GAAP Annualized ROE, respectively. Reconciliations of NOI, NOI Per Common Share (diluted) and Annualized Operating ROE to GAAP net income (loss), GAAP net income (loss) per common share on a diluted basis and GAAP Annualized ROE, respectively, the most directly comparable GAAP measures, are included later in this press release.
     TRH’s GAAP combined ratio and its components are presented in accordance with the methodology commonly used by insurance industry analysts and TRH’s peers. The property and casualty insurance and reinsurance industries use the combined ratio as a measure of underwriting profitability. The combined ratio represents the sum of the loss ratio and the underwriting expense ratio. The loss ratio represents net losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned. The underwriting expense ratio represents the sum of the commission ratio and the other underwriting expense ratio. The commission ratio represents the sum of net commissions and the decrease (increase) in deferred policy acquisition costs expressed as a percentage of net premiums earned. The other underwriting expense ratio represents other underwriting expenses expressed as a percentage of net premiums earned.
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     Net loss and loss adjustment expense reserves represent unpaid losses and loss adjustment expenses net of related reinsurance recoverable, and are presented in accordance with principles prescribed or permitted by insurance regulatory authorities.
     In addition, book value per common share is defined as stockholders’ equity divided by common shares outstanding.

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Transatlantic Holdings, Inc. and Subsidiaries
Consolidated Financial Data
Statement of Operations Data:

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2011	2010	Change	2011	2010	Change
	(in thousands, except per share data)
Revenues:
Net premiums written	$996,648	$947,589	5.2%	$2,040,472	$1,973,888	3.4%
(Increase) decrease in net unearned premiums	(41,719)	26,163		(128,714)	(7,541)

Net premiums earned	954,929	973,752	(1.9)	1,911,758	1,966,347	(2.8)

Net investment income	119,508	115,774	3.2	226,348	228,384	(0.9)

Realized net capital (losses) gains:
Total other-than-temporary impairments	(1,639)	—		(3,139)	(13,045)
Less: other-than-temporary impairments recognized in other comprehensive income (loss)	—	—		—	6,713

Other-than-temporary impairments charged to earnings	(1,639)	—		(3,139)	(6,332)
Other realized net capital gains	873	8,277		57,785	12,720

Total realized net capital (losses) gains	(766)	8,277		54,646	6,388

Loss on early extinguishment of debt	—	—		(1,179)	—

Total revenues	1,073,671	1,097,803	(2.2)	2,191,573	2,201,119	(0.4)

Expenses:
Net losses and loss adjustment expenses	681,126	651,543		1,850,178	1,437,867
Net commissions	240,201	238,829		481,202	473,341
(Increase) decrease in deferred policy acquisition costs	(11,260)	8,115		(43,420)	2,615
Other underwriting expenses	40,601	44,699		77,326	88,828
Interest on senior notes	16,693	17,056		33,587	34,142
Other expenses, net	11,573	6,966		18,725	14,651

Total expenses	978,934	967,208		2,417,598	2,051,444

Income (loss) before income taxes	94,737	130,595	(27.5)	(226,025)	149,675	(251.0)
Income taxes (benefits)	13,855	20,085		(116,755)	23,290

Net income (loss)	$80,882	$110,510	(26.8)	$(109,270)	$126,385	(186.5)

Net income (loss) per common share:
Basic	$1.29	$1.72	(24.9)%	$(1.75)	$1.94	(190.1)%
Diluted	1.28	1.70	(25.1)	(1.75)	1.92	(191.1)

Cash dividends declared per common share	$0.22	$0.21	4.8	$0.43	$0.41	4.9

Weighted average common shares outstanding:
Basic	62,496	64,098		62,430	65,085
Diluted	63,340	64,825		62,430	65,785

GAAP underwriting ratios:
Loss	71.4%	66.9%		96.8%	73.1%

Commission	24.0	25.4		22.9	24.2
Other underwriting expense	4.2	4.6		4.0	4.5

Underwriting expense	28.2	30.0		26.9	28.7

Combined	99.6%	96.9%		123.7%	101.8%

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Transatlantic Holdings, Inc. and Subsidiaries
Consolidated Financial Data
As of June 30, 2011 and December 31, 2010
Balance Sheet Data:

	2011	2010
	(in thousands, except share data)
ASSETS
Investments:
Fixed maturities:
Held to maturity, at amortized cost (fair value: 2011-$1,248,501; 2010-$1,240,678)	$1,187,591	$1,189,801
Available for sale, at fair value (amortized cost: 2011-$11,026,485; 2010-$10,727,717)	11,249,395	10,822,336
Equities, available for sale, at fair value (cost: 2011-$554,639; 2010-$476,516)	608,128	564,530
Other invested assets	255,252	275,977
Short-term investments, at cost (approximates fair value)	210,307	120,095

Total investments	13,510,673	12,972,739
Cash and cash equivalents	341,673	284,491
Accrued investment income receivable	152,323	150,695
Premium balances receivable, net	785,550	605,094
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses	956,097	819,734
Deferred policy acquisition costs	276,045	238,296
Prepaid reinsurance premiums	61,990	75,291
Deferred tax assets, net	400,526	463,808
Other assets	221,476	95,206

Total assets	$16,706,353	$15,705,354

LIABILITIES AND STOCKHOLDERS’ EQUITY
Unpaid losses and loss adjustment expenses	$9,950,709	$9,020,610
Unearned premiums	1,349,101	1,212,535
Senior notes	1,005,785	1,030,511
Other liabilities	166,826	157,239

Total liabilities	12,472,421	11,420,895

Preferred stock, $1.00 par value; shares authorized: 10,000,000; none issued	—	—
Common stock, $1.00 par value; shares authorized: 200,000,000; shares issued: 2011-67,846,587; 2010-67,611,341	67,847	67,611
Additional paid-in capital	322,925	318,064
Accumulated other comprehensive income	234,984	154,615
Retained earnings	3,852,898	3,988,891
Treasury stock, at cost: 5,362,800 shares of common stock	(244,722)	(244,722)

Total stockholders’ equity	4,233,932	4,284,459

Total liabilities and stockholders’ equity	$16,706,353	$15,705,354

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Transatlantic Holdings, Inc. and Subsidiaries
Consolidated Financial Data
Condensed Cash Flow Data:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(in thousands)
Net cash provided by operating activities	$163,681	$182,589	$347,134	$403,049

Cash flows from investing activities:
Proceeds of fixed maturities available for sale sold	202,732	214,726	458,076	406,812
Proceeds of fixed maturities available for sale redeemed or matured	239,145	182,446	509,688	397,860
Proceeds of equities available for sale sold	7,224	21,204	264,735	109,284
Purchase of fixed maturities available for sale	(581,652)	(873,724)	(1,125,877)	(1,708,371)
Purchase of equities available for sale	(14,535)	(37,720)	(278,158)	(106,893)
Net sale (purchase) of other invested assets	3,832	(1,246)	17,404	715
Net (purchase) sale of short-term investments	(1,602)	251,445	(94,702)	743,784
Change in other liabilities for securities in course of settlement	(110)	18,221	4,373	77,029

Net cash used in investing activities	(144,966)	(224,648)	(244,461)	(79,780)

Cash flows from financing activities:
Dividends to stockholders	(13,120)	(13,337)	(26,223)	(26,631)
Common stock issued	31	217	(6,359)	(2,191)
Acquisition of treasury stock	—	(27,259)	—	(140,737)
Repurchase of senior notes	—	—	(26,110)	—
Other, net	151	(128)	1,432	(1,142)

Net cash used in financing activities	(12,938)	(40,507)	(57,260)	(170,701)

Effect of exchange rate changes on cash and cash equivalents	4,589	(13,688)	11,769	(20,761)

Change in cash and cash equivalents	10,366	(96,254)	57,182	131,807
Cash and cash equivalents, beginning of period	331,307	423,784	284,491	195,723

Cash and cash equivalents, end of period	$341,673	$327,530	$341,673	$327,530

Supplemental cash flow information:
Income taxes (paid), net	$(10,516)	$(25,814)	$(21,152)	$(35,861)
Interest (paid) on senior notes	(33,176)	(34,526)	(33,396)	(34,526)
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Transatlantic Holdings, Inc. and Subsidiaries
Consolidated Financial Data
Comprehensive Income (Loss) Data:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(in thousands)
Net income (loss)	$80,882	$110,510	$(109,270)	$126,385

Other comprehensive income (loss):
Net unrealized appreciation (depreciation) of investments, net of tax:
Net unrealized holding losses of fixed maturities on which other-than-temporary impairments were taken	—	—	—	(6,713)
Net unrealized holding gains on all other securities	169,954	45,687	159,641	31,414
Reclassification adjustment for gains included in net income (loss)	(8,135)	(6,258)	(66,245)	(19,370)
Deferred income tax charge on above	(56,637)	(13,800)	(32,689)	(1,866)

	105,182	25,629	60,707	3,465

Change in retirement plan liabilities, net of tax:
Change in retirement plan liabilities	(60)	—	(912)	—
Deferred income tax benefit on above	21	—	319	—

	(39)	—	(593)	—

Net unrealized currency translation gain (loss), net of tax:
Net unrealized currency translation gain (loss)	23,155	(59,490)	31,161	58,708
Deferred income tax (charge) benefit on above	(8,104)	20,822	(10,906)	(20,548)

	15,051	(38,668)	20,255	38,160

Other comprehensive income (loss)	120,194	(13,039)	80,369	41,625

Comprehensive income (loss)	$201,076	$97,471	$(28,901)	$168,010

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Transatlantic Holdings, Inc. and Subsidiaries
Consolidated Financial Data
Reconciliation of Non-GAAP Measures:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
	(dollars in thousands, except per share amounts)
Net income (loss)	$80,882	$110,510	$(109,270)	$126,385
Total realized net capital losses (gains), net of tax(1)	498	(5,380)	(35,520)	(4,152)
Loss on early extinguishment of debt, net of tax(1)	—	—	767	—

Net operating income (loss)	$81,380	$105,130	$(144,023)	$122,233

Net income (loss) per common share (diluted)	$1.28	$1.70	$(1.75)	$1.92
Total realized net capital losses (gains), net of tax(1)	—	(0.08)	(0.57)	(0.06)
Loss on early extinguishment of debt, net of tax(1)	—	—	0.01	—

Net operating income (loss) per common share (diluted)	$1.28	$1.62	$(2.31)	$1.86

GAAP annualized return on equity	7.8%	11.0%	(5.1)%	6.3%
Total realized net capital losses (gains), net of tax(1)	0.1	(0.5)	(1.7)	(0.3)
Loss on early extinguishment of debt, net of tax(1)	—	—	—	—

Annualized operating return on equity	7.9%	10.5%	(6.8)%	6.0%

(1)	Assumes a tax rate of 35%.

Transatlantic Re ® Transatlantic Holdings, Inc. and Subsidiaries Second Quarter 2011 Financial Supplement (Unaudited) As of June 30, 2011 The following supplement is provided to assist your understanding of Transatlantic Holdings, Inc. It should be read in conjunction with documents filed with or furnished to the SEC by Transatlantic Holdings, Inc., including the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and the second quarter 2011 earnings press release.

Transatlantic Holdings, Inc. & Subsidiaries Legal Disclaimer and Other Matters Transatlantic Re ® Cautionary Statement Regarding Forward-Looking Information and Use of Non-GAAP Financial Information This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, these forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Transatlantic Holdings, Inc.’s (“Transatlantic” and collectively with its subsidiaries, “TRH”) or Allied World Assurance Company Holdings, AG’s (“Allied World”) stockholder approval or the failure to satisfy other conditions to completion of the proposed merger with Allied World, including receipt of regulatory approvals; risks that the proposed merger disrupts current plans and operations; the ability to retain key personnel; the ability to recognize the benefits of the proposed merger; the amount of the costs, fees, expenses and charges related to the proposed merger; pricing and policy term trends; increased competition; the impact of acts of terrorism and acts of war; greater frequency or severity of unpredictable catastrophic events; negative rating agency actions; the adequacy of loss reserves; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors; and other risks detailed in the “Cautionary Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of TRH’s Form 10-K and other filings with the Securites and Exchange Commission (“SEC”). You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. TRH is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law. The performance of TRH is commonly assessed by analysts and others based on performance measures which are not defined under GAAP. Those measures include net operating income (loss) (“NOI”), NOI per Common Share (diluted) and annualized operating return on equity (“Annualized Operating ROE”). NOI is defined as GAAP net income (loss) excluding realized net capital gains (losses) and the gain (loss) on early extinguishment of debt, net of taxes. NOI Per Common Share (diluted) represents NOI divided by average common shares outstanding on a diluted basis. Annualized Operating ROE is defined as NOI divided by the average of beginning and ending stockholders’ equity, multiplied by four (for the three month periods) or two (for the six month periods). In addition, GAAP annualized return on equity (“GAAP Annualized ROE”) is defined as GAAP net income (loss) divided by the average of beginning and ending stockholders’ equity, multiplied by four (for the three month periods) or two (for the six month periods). TRH uses these measures in analyzing its performance as these measures focus on the core fundamentals of TRH’s operations. While TRH considers realized net capital gains (losses) and the gain (loss) on early extinguishment of debt as integral parts of its business and results, such items are not indicative of the core fundamentals of TRH’s oper ations. TRH believes these measures are of interest to the investment community because they provide additional meaningful methods of evaluating certain aspects of TRH’s operating performance from period to period on bases that are not otherwise apparent under GAAP. These non-GAAP measures, namely, NOI, NOI Per Common Share (diluted) and Annualized Operating ROE should not be viewed as substitutes for GAAP net income (loss), GAAP net income (loss) per common share on a diluted basis and GAAP Annualized ROE, respectively. Reconciliations of NOI, NOI Per Common Share (diluted) and Annualized Operating ROE to GAAP net income (loss), GAAP net income (loss) per common share on a diluted basis and GAAP Annualized ROE, respectively, the most directly comparable GAAP measures, are included on page 28. TRH’s GAAP combined ratio and its components are presented in accordance with the methodology commonly used by insurance industry analysts and TRH’s peers. The property and casualty insurance and reinsurance industries use the combined ratio as a measure of underwriting profitability. The combined ratio represents the sum of the loss ratio and the underwriting expense ratio. The loss ratio represents net losses and loss adjustment expenses (“LAE”) incurred expressed as a percentage of net premiums earned. The underwriting expense ratio represents the sum of the commission ratio and the other underwriting expense ratio. The commission ratio represents the sum of net commissions and the decrease (increase) in deferred policy acquisition costs expressed as a percentage of net premiums earned. The other underwriting expense ratio represents other underwriting expenses expressed as a percentage of net premiums earned. Net loss and LAE reserves represent unpaid losses and LAE net of related reinsurance recoverable, and are presented in accordance with principles prescribed or permitted by insurance regulatory authorities. In addition, book value per share is defined as stockholders’ equity divided by common shares outstanding. Additional Information about the Proposed Merger with Allied World and Where to Find It Allied World has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Transatlantic and Allied World that also constitutes a prospectus of Allied World in connection with a proposed merger between Transatlantic and Allied World. This communication is not a substitute for the joint proxy statement/prospectus or any other document that Transatlantic or Allied World may file with the SEC or send to their stockholders in connection with the proposed merger. Investors and security holders are urged to read the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus filed and other relevant documents that will be filed with the SEC (including the definitive joint proxy statement/prospectus), as they become available because they will contain important information about the proposed merger. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Transatlantic’s Investor Relations department at Transatlantic Holdings, Inc., 80 Pine Street, New York, New York 10005, or via e-mail at investor_relations@transre.com; or by contacting Allied World’s Corporate Secretary, attn.: Wesley D. Dupont, at Allied World Assurance Company Holdings, AG, Lindenstrasse 8, 6340 Baar, Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Participants in the Solicitation Transatlantic, Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed merger. Information about Transatlantic’s directors and executive officers is available in Transatlantic’s proxy statement dated April 8, 2011 for its 2011 Annual Meeting of Stockholders and the preliminary joint proxy statement/prospectus related to the proposed merger, which was filed by Allied World with the SEC on July 7, 2011. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 17, 2011 for its 2011 Annual Meeting of Shareholders and the preliminary joint proxy statement/prospectus related to the proposed merger, which was filed with the SEC on July 7, 2011. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Change in Segment Presentation Prior to 2011, financial information for the Sydney branch was included in the International-Europe segment. Starting in the first quarter of 2011, Sydney is considered a segment for financial reporting purposes and is aggregated with other segments that are generally not material in International-Other. Segment information for periods prior to 2011 has been revised to conform to the current segment presentation. See page 10, 13, 14, 15, 16, 18 and 19. 2

Transatlantic Holdings, Inc. & Subsidiaries Table of Contents Transatlantic Re ® Financial Highlights ... 4 Financial Statement Data 6 Net Premiums Written 10 Loss and LAE Reserves 12 Segment Results 13 Investment Data 20 Operating Company Data 26 Earnings Per Share 27 Reconciliation of Non-GAAP Measures 28 3

Transatlantic Holdings, Inc. & Subsidiaries

Financial Highlights

Transatlantic Re ®

Statement of Operations Data

(in thousands, except per share amounts and ratios)

		Three Months Ended				Six Months Ended	
	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	June 30, 2011	June 30, 2010
Gross premiums written	$ 1,034,360	$ 1,123,104	$ 973,648	$ 1,063,246	$ 981,785	$ 2,157,464	$ 2,096,037
Net premiums written	996,648	1,043,824	900,775	1,007,030	947,589	2,040,472	1,973,888
Net premiums earned	954,929	956,829	933,982	958,291	973,752	1,911,758	1,966,347
Underwriting profit (loss)[1]	4,261	(457,789)	48,115	57,489	30,566	(453,528)	(36,304)
Net investment income	119,508	106,840	121,323	123,840	115,774	226,348	228,384
Total realized net capital (losses) gains	(766)	55,412	13,146	10,567	8,277	54,646	6,388
Loss on early extinguishment of debt	-	(1,179)	-	(115)	-	(1,179)	-
Income (loss) before income taxes	94,737	(320,762)	159,079	164,034	130,595	(226,025)	149,675
Net income (loss)	80,882	(190,152)	141,760	134,056	110,510	(109,270)	126,385
Net operating income (loss)	81,380	(225,403)	133,215	127,262	105,130	(144,023)	122,233
GAAP underwriting ratios:							
Loss	71.4 %	122.2 %	65.4 %	66.1 %	66.9 %	96.8 %	73.1 %
Commission	24.0	21.8	24.6	23.3	25.4	22.9	24.2
Other underwriting expense	4.2	3.8	4.8	4.6	4.6	4.0	4.5
Underwriting expense	28.2	25.6	29.4	27.9	30.0	26.9	28.7
Combined	99.6 %	147.8 %	94.8 %	94.0 %	96.9 %	123.7 %	101.8 %
Net income (loss) per common share:							
Basic	$ 1.29	$ (3.05)	$ 2.26	$ 2.11	$ 1.72	$ (1.75)	$ 1.94
Diluted	1.28	(3.05)	2.22	2.08	1.70	(1.75)	1.92
Net operating income (loss) per common share (diluted)	$ 1.28	$ (3.61)	$ 2.09	$ 1.97	$ 1.62	$ (2.31)	$ 1.86
GAAP annualized return on equity	7.8 %	(18.3) %	13.1 %	12.8 %	11.0 %	(5.1) %	6.3 %
Annualized operating return on equity	7.9 %	(21.7) %	12.3 %	12.1 %	10.5 %	(6.8) %	6.0 %

(1) Underwriting profit (loss) represents net premiums earned less net losses and loss adjustment expenses and underwriting expenses plus (minus) the increase (decrease) in deferred acquisition costs.

4

Transatlantic Holdings, Inc. & Subsidiaries Financial Highlights Transatlantic Re ® Balance Sheet Data (dollars in thousands, except per share amounts) As of As of As of As of As of June 30, 2011 Mar. 31, 2011 Dec. 31, 2010 Sept. 30, 2010 June 30, 2010 Total investments $13,510,673 $ 13,152,050 $12,972,739 $13,128,869 $12,301,043 Cash and cash equivalents 341,673 331,307 284,491 223,818 327,530 Total assets 16,706,353 16,335,382 15,705,354 15,884,026 15,249,845 Unpaid losses and loss adjustment expenses 9,950,709 9,773,978 9,020,610 8,959,011 8,789,300 Capitalization: Senior notes $1,005,785 $1,005,683 $1,030,511 $1,030,409 $1,033,298 Total stockholders’ equity 4,233,932 4,041,373 4,284,459 4,360,854 4,049,606 Total capitalization $5,239,717 $ 5,047,056 $5,314,970 $5,391,263 $5,082,904 Debt to total capitalization ratio 19.2% 19.9% 19.4% 19.1% 20.3% As of As of As of As of As of June 30, 2011 Mar. 31, 2011 Dec. 31, 2010 Sept. 30, 2010 June 30, 2010 Book value per common share $67.76 $64.69 $68.83 $68.96 $63.53 5

Transatlantic Holdings, Inc. & Subsidiaries Financial Statement Data Transatlantic Re ® Statement of Operations (in thousands, except per share amounts and ratios) Three Months Ended Six Months Ended June 30, 2011 Mar. 31, 2011 Dec. 31, 2010 Sept. 30, 2010 June 30, 2010 June 30, 2011 June 30, 2010 Revenues: Net premiums written $996,648 $1,043,824 $900,775 $1,007,030 $ 947,589 $2,040,472 $1,973,888 (Increase) decrease in net unearned premiums (41,719) (86,995) 33,207 (48,739) 26,163 (128,714) (7,541) Net premiums earned 954,929 956,829 933,982 958,291 973,752 1,911,758 1,966,347 Net investment income 119,508 106,840 121,323 123,840 115,774 226,348 228,384 Realized net capital (losses) gains: Total other-than-temporary impairments (1,639) (1,500) (836) (804) — (3,139) (13,045) Less: other-than-temporary impairments recognized in other comprehensive income (loss) — - — - — - 6,713 Other-than-temporary impairments charged to earnings (1,639) (1,500) (836) (804) — (3,139) (6,332) Other realized net capital gains 873 56,912 13,982 11,371 8,277 57,785 12,720 Total realized net capital (losses) gains (766) 55,412 13,146 10,567 8,277 54,646 6,388 Loss on early extinguishment of debt — (1,179) — (115) — (1,179) — Total revenues 1,073,671 1,117,902 1,068,451 1,092,583 1,097,803 2,191,573 2,201,119 Expenses: Net losses and loss adjustment expenses 681,126 1,169,052 610,851 633,056 651,543 1,850,178 1,437,867 Net commissions 240,201 241,001 222,941 236,538 238,829 481,202 473,341 (Increase) decrease in deferred policy acquisition costs (11,260) (32,160) 7,466 (12,979) 8,115 (43,420) 2,615 Other underwriting expenses 40,601 36,725 44,609 44,187 44,699 77,326 88,828 Interest on senior notes 16,693 16,894 17,080 17,050 17,056 33,587 34,142 Other expenses, net 11,573 7,152 6,425 10,697 6,966 18,725 14,651 Total expenses 978,934 1,438,664 909,372 928,549 967,208 2,417,598 2,051,444 Income (loss) before income taxes 94,737 (320,762) 159,079 164,034 130,595 (226,025) 149,675 Income taxes (benefits) 13,855 (130,610) 17,319 29,978 20,085 (116,755) 23,290 Net income (loss) $80,882 $ (190,152) $141,760 $134,056 $110,510 $ (109,270) $126,385 Net income (loss) per common share: Basic $1.29 $ (3.05) $2.26 $2.11 $1.72 $ (1.75) $1.94 Diluted 1.28 (3.05) 2.22 2.08 1.70 (1.75) 1.92 Cash dividends declared per common share $0.22 $0.21 $0.21 $0.21 $0.21 $0.43 $ 0.41 Weighted average common shares outstanding: Basic 62,496 62,365 62,821 63,553 64,098 62,430 65,085 Diluted 63,340 62,365 63,882 64,447 64,825 62,430 65,785 GAAP underwriting ratios: Loss 71.4% 122.2% 65.4% 66.1% 66.9% 96.8% 73.1% Commission 24.0 21.8 24.6 23.3 25.4 22.9 24.2 Other underwriting expense 4.2 3.8 4.8 4.6 4.6 4.0 4.5 Underwriting expense 28.2 25.6 29.4 27.9 30.0 26.9 28.7 Combined 99.6% 147.8% 94.8% 94.0% 96.9% 123.7% 101.8% 6

Transatlantic Holdings, Inc. & Subsidiaries Financial Statement Data Transatlantic Re ® Balance Sheet (dollars in thousands, except share data) As of As of As of As of As of June 30, 2011 Mar. 31, 2011 Dec. 31, 2010 Sept. 30, 2010 June 30, 2010 Assets Fixed maturities: Held to maturity, at amortized cost $1,187,591 $1,188,705 $1,189,801 $1,190,897 $1,211,983 Available for sale, at fair value 11,249,395 10,893,804 10,822,336 10,981,079 10,228,442 Equities, available for sale, at fair value 608,128 600,113 564,530 523,682 468,742 Other invested assets 255,252 256,193 275,977 263,108 258,176 Short-term investments, at cost (approximates fair value) 210,307 213,235 120,095 170,103 133,700 Total investments 13,510,673 13,152,050 12,972,739 13,128,869 12,301,043 Cash and cash equivalents 341,673 331,307 284,491 223,818 327,530 Accrued investment income receivable 152,323 147,838 150,695 153,783 149,005 Premium balances receivable, net 785,550 784,260 605,094 645,072 667,132 Reinsurance recoverable 956,097 882,007 819,734 859,957 837,738 Deferred policy acquisition costs 276,045 268,484 238,296 247,954 234,991 Prepaid reinsurance premiums 61,990 81,800 75,291 80,604 76,470 Deferred tax assets, net 400,526 460,134 463,808 342,874 440,000 Other assets 221,476 227,502 95,206 201,095 215,936 Total assets $16,706,353 $16,335,382 $ 15,705,354 $15,884,026 $15,249,845 Liabilities and Stockholders’ Equity Unpaid losses and loss adjustment expenses $9,950,709 $9,773,978 $9,020,610 $8,959,011 $8,789,300 Unearned premiums 1,349,101 1,321,276 1,212,535 1,247,223 1,183,155 Senior notes 1,005,785 1,005,683 1,030,511 1,030,409 1,033,298 Other liabilities 166,826 193,072 157,239 286,529 194,486 Total liabilities 12,472,421 12,294,009 11,420,895 11,523,172 11,200,239 Preferred stock, $1.00 par value - — - — - Common stock, $1.00 par value 67,847 67,838 67,611 67,550 67,543 Additional paid-in capital 322,925 317,731 318,064 306,811 298,208 Accumulated other comprehensive income 234,984 114,790 154,615 316,365 111,326 Retained earnings 3,852,898 3,785,736 3,988,891 3,860,252 3,738,254 Treasury stock, at cost (244,722) (244,722) (244,722) (190,124) (165,725) Total stockholders’ equity 4,233,932 4,041,373 4,284,459 4,360,854 4,049,606 Total liabilities and stockholders’ equity $16,706,353 $16,335,382 $15,705,354 $15,884,026 $15,249,845 Common stock issued and outstanding: Shares issued 67,846,587 67,838,313 67,611,341 67,549,733 67,543,209 Less: Treasury stock (5,362,800) (5,362,800) (5,362,800) (4,307,800) (3,795,600) Shares outstanding 62,483,787 62,475,513 62,248,541 63,241,933 63,747,609 7

Transatlantic Holdings, Inc. & Subsidiaries Financial Statement Data Transatlantic Re ® Condensed Statement of Cash Flows (in thousands) Three Months Ended Six Months Ended June 30, 2011 Mar. 31, 2011 Dec. 31, 2010 Sept. 30, 2010 June 30, 2010 June 30, 2011 June 30, 2010 Net cash provided by operating activities $163,681 $183,453 $301,797 $356,157 $182,589 $347,134 $ 403,049 Cash flows from investing activities: Proceeds of fixed maturities available for sale sold 202,732 255,344 443,403 335,883 214,726 458,076 406,812 Proceeds of fixed maturities available for sale redeemed or matured 239,145 270,543 397,466 152,493 182,446 509,688 397,860 Proceeds of fixed maturities held to maturity redeemed — - 20,000 — - — -Proceeds of equities available for sale sold 7,224 257,511 12,467 79,202 21,204 264,735 109,284 Purchase of fixed maturities available for sale (581,652) (544,225) (1,013,543) (851,866) (873,724) (1,125,877) (1,708,371) Purchase of equities available for sale (14,535) (263,623) (11,601) (81,321) (37,720) (278,158) (106,893) Net sale (purchase) of other invested assets 3,832 13,572 213 6,154 (1,246) 17,404 715 Net (purchase) sale of short-term investments (1,602) (93,100) 18,177 (36,004) 251,445 (94,702) 743,784 Change in other liabilities for securities in course of settlement (110) 4,483 (47,309) (36,230) 18,221 4,373 77,029 Net cash used in investing activities (144,966) (99,495) (180,727) (431,689) (224,648) (244,461) (79,780) Cash flows from financing activities: Dividends to stockholders (13,120) (13,103) (13,222) (12,758) (13,337) (26,223) (26,631) Common stock issued 31 (6,390) 1,907 241 217 (6,359) (2,191) Acquisition of treasury stock — - (54,598) (24,399) (27,259) — (140,737) Repurchase of senior notes — (26,110) — (3,105) — (26,110) -Other, net 151 1,281 4,620 (199) (128) 1,432 (1,142) Net cash used in financing activities (12,938) (44,322) (61,293) (40,220) (40,507) (57,260) (170,701) Effect of exchange rate changes on cash and cash equivalents 4,589 7,180 896 12,040 (13,688) 11,769 (20,761) Change in cash and cash equivalents 10,366 46,816 60,673 (103,712) (96,254) 57,182 131,807 Cash and cash equivalents, beginning of period 331,307 284,491 223,818 327,530 423,784 284,491 195,723 Cash and cash equivalents, end of period $341,673 $331,307 $ 284,491 $223,818 $327,530 $341,673 $327,530 Supplemental cash flow information: Income taxes (paid) recovered, net $ (10,516) $ (10,636) $79,511 $ (28,121) $ (25,814) $ (21,152) $ (35,861) Interest (paid) on senior notes (33,176) (220) (33,895) (18) (34,526) (33,396) (34,526) 8

Transatlantic Holdings, Inc. & Subsidiaries

Financial Statement Data

Transatlantic Re ®

Statement of Comprehensive Income (Loss)

(in thousands)

	Three Months Ended					Six Months Ended	
	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	June 30, 2011	June 30, 2010
Net income (loss)	$ 80,882	$ (190,152)	$ 141,760	$ 134,056	$ 110,510	$ (109,270)	$ 126,385
Other comprehensive income (loss):							
Net unrealized appreciation (depreciation) of investments, net of tax:							
Net unrealized holding losses of fixed maturities on which other-than-temporary impairments were taken	-	-	-	-	-	-	(6,713)
Net unrealized holding gains (losses) on all other securities	169,954	(10,313)	(266,119)	239,672	45,687	159,641	31,414
Reclassification adjustment for gains included in net income	(8,135)	(58,110)	(14,101)	(20,320)	(6,258)	(66,245)	(19,370)
Deferred income tax (charge) benefit on above	(56,637)	23,948	98,077	(76,773)	(13,800)	(32,689)	(1,866)
	105,182	(44,475)	(182,143)	142,579	25,629	60,707	3,465
Change in retirement plan liabilities, net of tax:							
Change in retirement plan liabilities	(60)	(852)	696	-	-	(912)	-
Deferred income tax benefit (charge) on above	21	298	(244)	-	-	319	-
	(39)	(554)	452	-	-	(593)	-
Net unrealized currency translation gain (loss), net of tax:							
Net unrealized currency translation gain (loss)	23,155	8,006	30,679	96,092	(59,490)	31,161	58,708
Deferred income tax (charge) benefit on above	(8,104)	(2,802)	(10,738)	(33,632)	20,822	(10,906)	(20,548)
	15,051	5,204	19,941	62,460	(38,668)	20,255	38,160
Other comprehensive income (loss)	120,194	(39,825)	(161,750)	205,039	(13,039)	80,369	41,625
Comprehensive income (loss)	$ 201,076	$ (229,977)	$ (19,990)	$ 339,095	$ 97,471	$ (28,901)	$ 168,010

9

Transatlantic Holdings, Inc. & Subsidiaries Net Premiums Written Transatlantic Re ® By Office (dollars in thousands) Three Months Ended Six Months Ended June 30, 2011 Mar. 31, 2011 Dec. 31, 2010 Sept. 30, 2010 June 30, 2010 June 30, 2011 June 30, 2010 Domestic $482,774 $529,138 $ 412,607 $513,636 $486,071 $1,011,912 $1,023,277 International: Europe: London 190,285 218,399 193,263 181,472 156,529 408,684 319,423 Paris 67,862 66,854 45,814 42,983 57,110 134,716 123,064 Zurich 107,868 93,372 101,516 123,683 110,963 201,240 230,849 366,015 378,625 340,593 348,138 324,602 744,640 673,336 Other: Toronto 28,992 25,548 32,052 36,987 21,712 54,540 46,357 Miami (Latin America and the Caribbean) 49,806 61,985 53,250 54,865 53,767 111,791 126,589 Sydney 12,495 7,112 11,903 10,113 7,522 19,607 17,801 Hong Kong 25,351 22,165 20,427 24,278 25,710 47,516 45,626 Tokyo 31,215 19,251 29,943 19,013 28,205 50,466 40,902 147,859 136,061 147,575 145,256 136,916 283,920 277,275 Total international 513,874 514,686 488,168 493,394 461,518 1,028,560 950,611 Total net premiums written $996,648 $1,043,824 $900,775 $1,007,030 $947,589 $2,040,472 $ 1,973,888 10

Transatlantic Holdings, Inc. & Subsidiaries

Net Premiums Written

Transatlantic Re ®

Other Premium Data

(dollars in thousands)

	Three Months Ended					Six Months Ended	
	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	June 30, 2011	June 30, 2010
Casualty:							
Specialty[1]	$ 349,152	$ 382,962	$ 323,729	$ 393,190	$ 370,776	$ 732,114	$ 803,658
Other	353,098	367,356	303,074	322,687	305,319	720,454	596,626
Total casualty	702,250	750,318	626,803	715,877	676,095	1,452,568	1,400,284
Property:							
Catastrophe	$ 107,168	$ 133,189	$ 99,489	$ 116,397	$ 96,828	$ 240,357	$ 214,977
Other	187,230	160,317	174,483	174,756	174,666	347,547	358,627
Total property	294,398	293,506	273,972	291,153	271,494	587,904	573,604
Total net premiums written	$ 996,648	$ 1,043,824	$ 900,775	$ 1,007,030	$ 947,589	$ 2,040,472	$ 1,973,888
Net effect of changes in foreign currency exchange rates on the change in net premiums written in the period as compared to the year-ago period:							
Change excluding foreign exchange	0.8 %	(0.2) %	(4.5) %	4.2 %	(4.1) %	0.3 %	(4.7) %
Foreign exchange effect	4.4	1.9	(1.7)	(0.7)	(1.7)	3.1	0.8
Change as reported in U.S. dollars	5.2 %	1.7 %	(6.2) %	3.5 %	(5.8) %	3.4 %	(3.9) %

(1) Principally includes directors' and officers' liability, errors and omissions liability, medical malpractice and accident and health premiums.

11

Transatlantic Holdings, Inc. & Subsidiaries

Loss and LAE Reserves

Transatlantic Re ®

Change in Loss and LAE Reserves

(in thousands)

	Three Months Ended					Six Months Ended	
	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	June 30, 2011	June 30, 2010
At beginning of period:							
Unpaid losses and LAE	$ 9,773,978	$ 9,020,610	$ 8,959,011	$ 8,789,300	$8,706,265	$ 9,020,610	$ 8,609,105
Less reinsurance recoverable	(861,100)	(805,837)	(838,203)	(820,230)	(726,573)	(805,837)	(737,280)
Unpaid losses and LAE, net of reinsurance recoverable	8,912,878	8,214,773	8,120,808	7,969,070	7,979,692	8,214,773	7,871,825
Net losses and LAE incurred in respect of losses occuring in:							
Current year	693,441	1,184,374	633,152	645,571	666,881	1,877,815	1,460,010
Prior years	(12,315)	(15,322)	(22,301)	(12,515)	(15,338)	(27,637)	(22,143)
Total	681,126	1,169,052	610,851	633,056	651,543	1,850,178	1,437,867
Net losses and LAE paid	610,631	577,749	536,714	563,963	553,532	1,188,380	1,106,797
Foreign exchange effect	36,561	106,802	19,828	82,645	(108,633)	143,363	(233,825)
At end of period:							
Unpaid losses and LAE, net of reinsurance recoverable	9,019,934	8,912,878	8,214,773	8,120,808	7,969,070	9,019,934	7,969,070
Plus reinsurance recoverable	930,775	861,100	805,837	838,203	820,230	930,775	820,230
Unpaid losses and LAE	$ 9,950,709	$ 9,773,978	$ 9,020,610	$ 8,959,011	$ 8,789,300	$ 9,950,709	$ 8,789,300

12

Transatlantic Holdings, Inc. & Subsidiaries Segment Results Transatlantic Re ® Three Months Ended June 30, 2011 (in thousands, except ratios) International — International — Domestic Europe Other Consolidated Net premiums written $482,774 $366,015 $147,859 $996,648 Net premiums earned $458,874 $335,167 $160,888 $954,929 Net losses and loss adjustment expenses incurred (340,244) (239,581) (101,301) (681,126) Net commissions (113,400) (84,842) (41,959) (240,201) Increase (decrease) in deferred policy acquisition costs 6,823 9,002 (4,565) 11,260 Other underwriting expenses (21,135) (12,944) (6,522) (40,601) Underwriting (loss) profit (9,082) 6,802 6,541 4,261 Net investment income 76,639 31,132 11,737 119,508 Total realized net capital gains (losses) 3,242 (99) (3,909) (766) Loss on early extinguishment of debt — - — -Interest on senior notes (16,693) — - (16,693) Other (expenses) income, net (12,034) 407 54 (11,573) Income before income taxes $42,072 $38,242 $14,423 $94,737 Catastrophe (costs): Net losses and LAE incurred from catastrophe events $ (23,592) $1,507 $ (42,768) $ (64,853) Net assumed (ceded) reinstatement premiums 22 (1,740) 163 (1,555) Net catastrophe (costs) $ (23,570) $ (233) $ (42,605) $ (66,408) GAAP underwriting ratios: Loss 74.2% 71.5% 62.9% 71.4% Commission 23.2 22.6 28.9 24.0 Other underwriting expense 4.6 3.9 4.1 4.2 Underwriting expense 27.8 26.5 33.0 28.2 Combined 102.0% 98.0% 95.9% 99.6% 13

Transatlantic Holdings, Inc. & Subsidiaries Segment Results Transatlantic Re ® Three Months Ended June 30, 2010 (in thousands, except ratios) International — International — Domestic Europe Other Consolidated Net premiums written $486,071 $324,602 $136,916 $947,589 Net premiums earned $478,920 $351,448 $143,384 $973,752 Net losses and loss adjustment expenses incurred (307,157) (273,035) (71,351) (651,543) Net commissions (119,538) (69,656) (49,635) (238,829) Increase (decrease) in deferred policy acquisition costs 3,431 (8,019) (3,527) (8,115) Other underwriting expenses (25,448) (12,368) (6,883) (44,699) Underwriting profit (loss) 30,208 (11,630) 11,988 30,566 Net investment income 80,360 26,147 9,267 115,774 Total realized net capital gains (losses) 7,735 2,960 (2,418) 8,277 Loss on early extinguishment of debt — - — -Interest on senior notes (17,056) — - (17,056) Other (expenses) income, net (6,862) (121) 17 (6,966) Income before income taxes $94,385 $17,356 $18,854 $130,595 Catastrophe (costs): Net losses and LAE incurred from catastrophe events $4,263 $ (22,122) $ (8,078) $ (25,937) Net (ceded) assumed reinstatement premiums (461) 2,039 (2,555) (977) Net catastrophe (costs) $3,802 $ (20,083) $ (10,633) $ (26,914) GAAP underwriting ratios: Loss 64.1% 77.7% 49.7% 66.9% Commission 24.3 22.1 37.1 25.4 Other underwriting expense 5.3 3.5 4.8 4.6 Underwriting expense 29.6 25.6 41.9 30.0 Combined 93.7% 103.3% 91.6% 96.9% 14

Transatlantic Holdings, Inc. & Subsidiaries Segment Results Transatlantic Re ® Six Months Ended June 30, 2011 (in thousands, except ratios) International — International — Domestic Europe Other Consolidated Net premiums written $1,011,912 $744,640 $283,920 $2,040,472 Net premiums earned $948,274 $661,699 $301,785 $1,911,758 Net losses and loss adjustment expenses incurred (697,845) (580,185) (572,148) (1,850,178) Net commissions (231,870) (167,086) (82,246) (481,202) Increase (decrease) in deferred policy acquisition costs 19,429 27,023 (3,032) 43,420 Other underwriting expenses (38,844) (24,665) (13,817) (77,326) Underwriting loss (856) (83,214) (369,458) (453,528) Net investment income 143,747 61,041 21,560 226,348 Total realized net capital gains (losses) 59,562 1,231 (6,147) 54,646 Loss on early extinguishment of debt (1,179) — - (1,179) Interest on senior notes (33,587) — - (33,587) Other expenses (income), net (19,328) 424 179 (18,725) Income (loss) before income taxes $148,359 $ (20,518) $ (353,866) $ (226,025) Catastrophe (costs): Net losses and LAE incurred from catastrophe events $ (58,620) $ (124,861) $ (451,563) $ (635,044) Net assumed reinstatement premiums 52 14,498 8,730 23,280 Net catastrophe (costs) $ (58,568) $ (110,363) $ (442,833) $ (611,764) GAAP underwriting ratios: Loss 73.6% 87.7% 189.6% 96.8% Commission 22.4 21.2 28.2 22.9 Other underwriting expense 4.1 3.7 4.6 4.0 Underwriting expense 26.5 24.9 32.8 26.9 Combined 100.1% 112.6% 222.4% 123.7% 15

Transatlantic Holdings, Inc. & Subsidiaries Segment Results Transatlantic Re ® Six Months Ended June 30, 2010 (in thousands, except ratios) International — International — Domestic Europe Other Consolidated Net premiums written $1,023,277 $673,336 $277,275 $1,973,888 Net premiums earned $1,002,604 $681,417 $282,326 $1,966,347 Net losses and loss adjustment expenses incurred (674,157) (555,827) (207,883) (1,437,867) Net commissions (245,817) (133,671) (93,853) (473,341) Increase (decrease) in deferred policy acquisition costs 6,915 (7,802) (1,728) (2,615) Other underwriting expenses (49,916) (26,061) (12,851) (88,828) Underwriting profit (loss) 39,629 (41,944) (33,989) (36,304) Net investment income 154,667 54,106 19,611 228,384 Total realized net capital gains (losses) 21,803 (9,653) (5,762) 6,388 Loss on early extinguishment of debt — - - -Interest on senior notes (34,142) — - (34,142) Other (expenses) income, net (14,646) 26 (31) (14,651) Income (loss) before income taxes $167,311 $2,535 $ (20,171) $149,675 Catastrophe (costs): Net losses and LAE incurred from catastrophe events $1,263 $ (81,122) $ (81,428) $ (161,287) Net (ceded) assumed reinstatement premiums (461) 7,039 (2,555) 4,023 Net catastrophe (costs) $802 $ (74,083) $ (83,983) $ (157,264) GAAP underwriting ratios: Loss 67.2% 81.6% 73.6% 73.1% Commission 23.8 20.8 33.9 24.2 Other underwriting expense 5.0 3.8 4.5 4.5 Underwriting expense 28.8 24.6 38.4 28.7 Combined 96.0% 106.2% 112.0% 101.8% 16

Transatlantic Holdings, Inc. & Subsidiaries

Segment Results

Transatlantic Re ®

Domestic

(in thousands, except ratios)

	Three Months Ended					Six Months Ended	
	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	June 30, 2011	June 30, 2010
Net premiums written	$ 482,774	$ 529,138	$ 412,607	$ 513,636	$ 486,071	$ 1,011,912	$ 1,023,277
Net premiums earned	$ 458,874	$ 489,400	$ 452,154	$ 511,785	$ 478,920	$ 948,274	$ 1,002,604
Net losses and loss adjustment expenses incurred	(340,244)	(357,601)	(284,405)	(360,022)	(307,157)	(697,845)	(674,157)
Net commissions	(113,400)	(118,470)	(94,060)	(117,803)	(119,538)	(231,870)	(245,817)
Increase (decrease) in deferred policy acquisition costs	6,823	12,606	(13,277)	(1,599)	3,431	19,429	6,915
Other underwriting expenses	(21,135)	(17,709)	(24,775)	(24,737)	(25,448)	(38,844)	(49,916)
Underwriting (loss) profit	(9,082)	8,226	35,637	7,624	30,208	(856)	39,629
Net investment income	76,639	67,108	81,230	84,572	80,360	143,747	154,667
Total realized net capital gains	3,242	56,320	13,597	14,168	7,735	59,562	21,803
Loss on early extinguishment of debt	-	(1,179)	-	(115)	-	(1,179)	-
Interest on senior notes	(16,693)	(16,894)	(17,080)	(17,050)	(17,056)	(33,587)	(34,142)
Other expenses, net	(12,034)	(7,294)	(4,914)	(10,925)	(6,862)	(19,328)	(14,646)
Income before income taxes	$ 42,072	$ 106,287	$ 108,470	$ 78,274	$ 94,385	$ 148,359	$ 167,311
Catastrophe (costs):							
Net losses and LAE incurred from catastrophe events	(23,592)	$ (35,028)	$ (4,331)	$ 4,280	$ 4,263	$ (58,620)	1,263
Net assumed (ceded) reinstatement premiums	22	30	513	104	(461)	52	(461)
Net catastrophe (costs)	$ (23,570)	$ (34,998)	$ (3,818)	$ 4,384	$ 3,802	$ (58,568)	$ 802
GAAP underwriting ratios:							
Loss	74.2 %	73.1 %	62.9 %	70.3 %	64.1 %	73.6 %	67.2 %
Commission	23.2	21.6	23.7	23.3	24.3	22.4	23.8
Other underwriting expense	4.6	3.6	5.5	4.9	5.3	4.1	5.0
Underwriting expense	27.8	25.2	29.2	28.2	29.6	26.5	28.8
Combined	102.0 %	98.3 %	92.1 %	98.5 %	93.7 %	100.1 %	96.0 %

17

Transatlantic Holdings, Inc. & Subsidiaries Segment Results Transatlantic Re ® Europe (in thousands, except ratios) Three Months Ended Six Months Ended June 30, 2011 Mar. 31, 2011 Dec. 31, 2010 Sept. 30, 2010 June 30, 2010 June 30, 2011 June 30, 2010 Net premiums written $366,015 $ 378,625 $340,593 $348,138 $324,602 $744,640 $673,336 Net premiums earned $335,167 $ 326,532 $349,630 $306,313 $351,448 $661,699 $681,417 Net losses and loss adjustment expenses incurred (239,581) (340,604) (240,634) (186,789) (273,035) (580,185) (555,827) Net commissions (84,842) (82,244) (86,289) (72,929) (69,656) (167,086) (133,671) Increase (decrease) in deferred policy acquisition costs 9,002 18,021 1,376 9,848 (8,019) 27,023 (7,802) Other underwriting expenses (12,944) (11,721) (13,403) (13,045) (12,368) (24,665) (26,061) Underwriting profit (loss) 6,802 (90,016) 10,680 43,398 (11,630) (83,214) (41,944) Net investment income 31,132 29,909 29,743 29,488 26,147 61,041 54,106 Total realized net capital (losses) gains (99) 1,330 (361) 1,121 2,960 1,231 (9,653) Loss on early extinguishment of debt — - — - — - -Interest on senior notes — - — - - - -Other income (expenses), net 407 17 (1,511) 213 (121) 424 26 Income (loss) before income taxes $ 38,242 $ (58,760) $38,551 $74,220 $17,356 $ (20,518) $2,535 Catastrophe (costs): Net losses and LAE incurred from catastrophe events $1,507 $ (126,368) $ (5,599) $2,889 $ (22,122) $ (124,861) (81,122) Net (ceded) assumed reinstatement premiums (1,740) 16,238 473 (184) 2,039 14,498 7,039 Net catastrophe (costs) $ (233) $ (110,130) $ (5,126) $2,705 $ (20,083) $ (110,363) $ (74,083) GAAP underwriting ratios: Loss 71.5% 104.3% 68.8% 61.0% 77.7% 87.7% 81.6% Commission 22.6 19.7 24.3 20.6 22.1 21.2 20.8 Other underwriting expense 3.9 3.6 3.8 4.2 3.5 3.7 3.8 Underwriting expense 26.5 23.3 28.1 24.8 25.6 24.9 24.6 Combined 98.0% 127.6% 96.9% 85.8% 103.3% 112.6% 106.2% 18

Transatlantic Holdings, Inc. & Subsidiaries

Segment Results

Transatlantic Re ®

International - Other

(in thousands, except ratios)

	Three Months Ended					Six Months Ended	
	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	June 30, 2011	June 30, 2010
Net premiums written	$ 147,859	$ 136,061	$ 147,575	$ 145,256	$ 136,916	$ 283,920	$ 277,275
Net premiums earned	$ 160,888	$ 140,897	$ 132,198	$ 140,193	$ 143,384	$ 301,785	$ 282,326
Net losses and loss adjustment expenses incurred	(101,301)	(470,847)	(85,812)	(86,245)	(71,351)	(572,148)	(207,883)
Net commissions	(41,959)	(40,287)	(42,592)	(45,806)	(49,635)	(82,246)	(93,853)
(Decrease) increase in deferred policy acquisition costs	(4,565)	1,533	4,435	4,730	(3,527)	(3,032)	(1,728)
Other underwriting expenses	(6,522)	(7,295)	(6,431)	(6,405)	(6,883)	(13,817)	(12,851)
Underwriting profit (loss)	6,541	(375,999)	1,798	6,467	11,988	(369,458)	(33,989)
Net investment income	11,737	9,823	10,350	9,780	9,267	21,560	19,611
Total realized net capital losses	(3,909)	(2,238)	(90)	(4,722)	(2,418)	(6,147)	(5,762)
Loss on early extinguishment of debt	-	-	-	-	-	-	-
Interest on senior notes	-	-	-	-	-	-	-
Other income (expenses), net	54	125	-	15	17	179	(31)
Income (loss) before income taxes	$ 14,423	$ (368,289)	$ 12,058	$ 11,540	$ 18,854	$ (353,866)	$ (20,171)
Catastrophe (costs):							
Net losses and LAE incurred from catastrophe events	$ (42,768)	$ (408,795)	$ (14,373)	$ (25,344)	$ (8,078)	$ (451,563)	(81,428)
Net assumed (ceded) reinstatement premiums	163	8,567	453	(4,062)	(2,555)	8,730	(2,555)
Net catastrophe (costs)	$ (42,605)	$ (400,228)	$ (13,920)	$ (29,406)	$ (10,633)	$ (442,833)	$ (83,983)
GAAP underwriting ratios:							
Loss	62.9 %	334.2 %	64.9 %	61.5 %	49.7 %	189.6 %	73.6 %
Commission	28.9	27.5	28.8	29.3	37.1	28.2	33.9
Other underwriting expense	4.1	5.2	4.9	4.6	4.8	4.6	4.5
Underwriting expense	33.0	32.7	33.7	33.9	41.9	32.8	38.4
Combined	95.9 %	366.9 %	98.6 %	95.4 %	91.6 %	222.4 %	112.0 %

19

Transatlantic Holdings, Inc. & Subsidiaries

Investment Data

Transatlantic Re ®

(dollars in thousands)

		Three Months Ended				Six Months Ended	
	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	June 30, 2011	June 30, 2010
Net investment income:							
Fixed maturities	$ 115,671	$ 112,276	$ 111,261	$ 116,710	$ 112,502	$ 227,947	$ 221,163
Equities	4,391	4,187	2,825	2,329	2,730	8,578	5,293
Other invested assets (including alternative investments)	1,077	(7,325)	6,700	8,503	2,994	(6,248)	4,903
Other	1,129	1,181	3,714	68	1,342	2,310	4,000
Total investment income	122,268	110,319	124,500	127,610	119,568	232,587	235,359
Investment expenses	(2,760)	(3,479)	(3,177)	(3,770)	(3,794)	(6,239)	(6,975)
Net investment income	$ 119,508	$ 106,840	$ 121,323	$ 123,840	$ 115,774	$ 226,348	$ 228,384
Realized net capital (losses) gains:							
Total other-than-temporary impairments	(1,639)	$ (1,500)	$ (836)	$ (804)	$ -	$ (3,139)	$ (13,045)
Less: other-than-temporary impairments recognized in other comprehensive income (loss)	-	-	-	-	-	-	6,713
Other-than-temporary impairments charged to earnings	(1,639)	(1,500)	(836)	(804)	-	(3,139)	(6,332)
Sales and redemptions of securities	9,774	59,610	14,936	21,125	6,257	69,384	25,701
Other	(8,901)	(2,698)	(954)	(9,754)	2,020	(11,599)	(12,981)
Total realized net capital (losses) gains	$ (766)	$ 55,412	$ 13,146	$ 10,567	$ 8,277	$ 54,646	$ 6,388
Other-than-temporary impairments charged to earnings:							
Fixed maturities	$ -	$ (954)	$ -	$ -	$ -	$ (954)	$ (6,323)
Equities	(1,639)	(546)	(836)	(204)	-	(2,185)	(9)
Other invested assets	-	-	-	(600)	-	-	-
Total charged to earnings	$ (1,639)	$ (1,500)	$ (836)	$ (804)	$ -	$ (3,139)	$ (6,332)
Pre-tax yield on fixed maturity portfolio[1]	3.7 %	3.6 %	3.6 %	3.8 %	3.9 %	3.6 %	3.9 %
Effective tax rate on net investment income[2]	18.4 %	16.2 %	17.1 %	18.3 %	15.0 %	17.4 %	14.9 %

	As of June 30, 2011
Duration of fixed income portfolio (in years)	3.2

(1) Represents annualized pre-tax net investment income from fixed maturities for the periods indicated divided by the average balance sheet carrying value of the related fixed maturities for such periods.
(2) Represents the portion of income tax expense related to net investment income divided by net investment income

20

Transatlantic Holdings, Inc. & Subsidiaries Investment Data Transatlantic Re ® Investment Portfolio Profile (dollars in thousands) As of June 30, 2011 As of December 31, 2010 Amount Percent Amount Percent Fixed Maturities: Held to maturity (at amortized cost): Municipalities $ 1,187,591 8.8% $1,189,801 9.2% Available for sale (at fair value): U.S. Government 15,894 0.1 25,626 0.2 U.S. Government agencies 946,876 7.0 864,599 6.6 Municipalities 4,656,263 34.5 4,841,639 37.3 Foreign government 723,722 5.4 801,308 6.2 U.S. corporate 2,338,314 17.3 1,963,724 15.1 Foreign corporate 1,990,449 14.7 1,731,628 13.4 Asset-backed: Residential mortgage-backed securities 246,674 1.8 244,540 1.9 Commerical mortgage-backed securities 246,916 1.8 249,991 1.9 Other asset-backed securities 84,287 0.6 99,281 0.8 Total available for sale 11,249,395 83.2 10,822,336 83.4 Total fixed maturities 12,436,986 92.0 12,012,137 92.6 Equities available for sale 608,128 4.5 564,530 4.4 Other invested assets (including alternative investments) 255,252 1.9 275,977 2.1 Short-term investments, at cost (approximates fair value) 210,307 1.6 120,095 0.9 Total investments $13,510,673 100.0% $12,972,739 100.0% 21

Transatlantic Holdings, Inc. & Subsidiaries Investment Data Transatlantic Re ® Fixed Maturity Portfolio Ratings (dollars in thousands) As of June 30, 2011(1) Below BBB or Not AAA (2) AA (3) A (4) BBB (5) Rated (6) Total Held to maturity: Municipalities $348,010 $700,932 $125,413 $ — $ 13,236 $1,187,591 Available for sale: U.S. Government 15,894 — - — - 15,894 U.S. Government agencies 946,876 — - — - 946,876 Municipalities 1,446,047 2,590,339 540,347 49,155 30,375 4,656,263 Foreign government 475,935 228,715 16,666 — 2,406 723,722 U.S. corporate 129,378 441,515 1,506,229 261,192 — 2,338,314 Foreign corporate 336,315 700,926 832,252 115,346 5,610 1,990,449 Asset-backed: Residential mortgage-backed securities 158,357 22,143 15,776 — 50,398 246,674 Commerical mortgage-backed securities 184,490 11,534 23,058 13,869 13,965 246,916 Other asset-backed securities 84,287 — - — - 84,287 Total available for sale 3,777,579 3,995,172 2,934,328 439,562 102,754 11,249,395 Total fixed maturities $4,125,589 $4,696,104 $3,059,741 $439,562 $ 115,990 $12,436,986 Percentage of total fixed maturities 33.2% 37.8% 24.6% 3.5% 0.9% 100.0% (1) Standard & Poor’s ratings unless otherwise noted. (2) Includes $442.5 million of fixed maturities rated Aaa by Moody’s. (3) Includes $288.7 million of fixed maturities rated Aa by Moody’s. (4) Includes $27.1 million of fixed maturities rated A by Moody’s. (5) Includes $8.0 million of fixed maturities rated Baa by Moody’s. (6) Consists of $37.8 million of CCC rated securities, $12.6 million of CC rated securities and $65.6 million of not-rated securities. 22

Transatlantic Holdings, Inc. & Subsidiaries Investment Data Transatlantic Re ® Fixed Maturity Portfolio by Contractual Maturity (in thousands) As of June 30, 2011 As of December 31, 2010 Amortized Cost Fair Value Amortized Cost Fair Value Fixed maturity portfolio by contractual maturity Fixed maturities held to maturity: Due after one year through five years $55,209 $ 60,826 $55,500 $60,665 Due after five years through ten years 364,297 383,097 254,486 266,205 Due after ten years 768,085 804,578 879,815 913,808 Total $1,187,591 $1,248,501 $1,189,801 $ 1,240,678 Fixed maturities available for sale: Due in one year or less $423,937 $427,811 $ 361,122 $363,335 Due after one year through five years 3,898,992 3,977,201 3,303,262 3,360,370 Due after five years through ten years 2,149,447 2,237,739 2,273,752 2,348,238 Due after ten years 3,022,794 3,081,891 3,299,378 3,291,983 Asset-backed and U.S. Government agencies(1) 1,531,315 1,524,753 1,490,203 1,458,410 Total $11,026,485 $11,249,395 $10,727,717 $10,822,336 (1) Asset-backed and U.S. Government agency fixed maturities by their nature do not generally have single maturity dates. 23

Transatlantic Holdings, Inc. & Subsidiaries Investment Data Transatlantic Re ® Investment Portfolio Details (dollars in thousands) As of June 30, 2011 Ten largest fixed maturity holdings - municipalities(2): Fair Value Unrealized Gain (Loss) Weighted Average Rating(1) Massachusetts (State of) $187,196 $560 AA Florida St Brd Ed 185,095 7,438 AAA Phoenix Ariz Civic Impt Corp 123,787 2,497 AA Washington (State of) 113,703 4,215 AA Connecticut (State of) 109,509 5,886 AA California (State of) 103,403 (1,629) A Illinois (State of) 101,570 1,932 A New York St Twy Auth 89,233 4,745 AA Energy Northwest Wash 86,207 8,395 AA Texas (State of) 73,828 2,362 AA As of June 30, 2011 Ten largest fixed maturity holdings — other than municipalities(3): Fair Value Unrealized Gain (Loss) Weighted Average Rating(1) Federal National Mortgage Association (FNMA) $689,729 $ 13,271 AAA Federal Home Loan Mortgage Corporation 258,547 4,328 AAA Japan (Government of) 165,209 237 AA Canada (Government of) 158,668 2,120 AAA JPMorgan Chase & Co 135,294 3,893 A Bank of America Corp 128,320 2,999 A United Kingdom (Government of) 119,504 2,344 AAA Germany (Government of) 112,388 3,322 AAA US Bancorp 100,023 1,208 A Proctor and Gamble 93,644 2,517 AA As of June 30, 2011 Ten largest equity: Fair Value Unrealized Gain (Loss) HSBC Government Bond Funds $95,879 $ 3,541 Exxon Mobil Corp. 16,186 2,442 Annaly Capital Management Inc. 10,725 271 Apple Inc. 10,037 5,206 Microsoft Corp. 9,061 (30) Chevron Corp. 8,978 480 IBM Corp. 8,063 338 General Electric Co. 7,968 1,646 Johnson & Johnson 7,936 685 Pfizer Inc. 7,313 1,593 (1) Principally Standard & Poor’s ratings. (2) Largest holdings are categorized on the basis of issuing entity or authority. (3) Includes exposures to securities issued by other entities which are (a) guaranteed by; or (b) wholly owned, but not guaranteed by; the listed entity. 24

Transatlantic Holdings, Inc. & Subsidiaries Investment Data Transatlantic Re ® Fixed Maturity - Municipal Portfolio Details (in thousands) As of June 30, 2011 Weighted State General Local General Average Fifteen largest municipalities by state: Obligation Obligation Revenue Total Fair Value Rating(1) Texas $71,475 $269,680 $256,270 $597,425 AA California 101,712 116,508 280,925 499,145 AA New York — 32,295 446,296 478,591 AA Florida 204,037 — 145,114 349,151 AA Arizona — 1,068 246,836 247,904 AA Massachusetts 125,788 — 85,622 211,410 AA Washington 84,153 21,944 98,708 204,805 AA Illinois 68,644 15,947 109,239 193,830 AA Connecticut 109,509 — 79,019 188,528 AA North Carolina 19,217 101,831 60,943 181,991 AA Missouri 4,519 6,238 160,075 170,832 AA District of Columbia — 60,183 109,224 169,407 AA Michigan — 17,187 123,260 140,447 AA Virginia 6,401 35,637 97,504 139,542 AA New Jersey — 21,731 109,177 130,908 A All other states 259,859 112,697 922,802 1,295,358 AA Total excluding pre-refunded 1,055,314 812,946 3,331,014 5,199,274 AA Pre-refunded 153,990 188,692 362,808 705,490 AA Total municipalities $1,209,304 $1,001,638 $ 3,693,822 $5,904,764 AA (1) Principally Standard & Poor’s ratings. 25

Transatlantic Holdings, Inc. & Subsidiaries Operating Company Data Transatlantic Re ® (dollars in thousands) (Estimated) As of As of As of As of As of June 30, 2011 Mar. 31, 2011 Dec. 31, 2010 Sept. 30, 2010 June 30, 2010 Statutory surplus of Transatlantic Reinsurance Company® $4,020,000 $ 4,019,944 $4,325,438 $4,261,958 $4,035,632 A.M. Best Moody’s Investor Financial strength ratings(1): Company Standard & Poor’s Service Transatlantic Reinsurance Company® A (Excellent) A+ A1 Trans Re Zurich Reinsurance Company Ltd. A (Excellent) A+ Not rated Putnam Reinsurance Company A (Excellent) A+ Not rated (1) All ratings assigned a stable outlook. 26

Transatlantic Holdings, Inc. & Subsidiaries

Earnings Per Share

Transatlantic Re ®

(in thousands, except per share amounts)

	Three Months Ended					Six Months Ended	
	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	June 30, 2011	June 30, 2010
Net income (loss) (numerator)	$ 80,882	$ (190,152)	$ 141,760	$ 134,056	$ 110,510	$ (109,270)	$ 126,385
Operating income (loss) (numerator)	$ 81,380	$ (225,403)	$ 133,215	$ 127,262	$ 105,130	$ (144,023)	$ 122,233
Weighted average common shares outstanding:							
Average shares issued	67,859	67,728	67,590	67,558	67,536	67,793	67,509
Less: average shares in treasury	(5,363)	(5,363)	(4,769)	(4,005)	(3,438)	(5,363)	(2,424)
Average outstanding shares - basic (denominator)	62,496	62,365	62,821	63,553	64,098	62,430	65,085
Average potential shares from stock compensation	844	-	1,061	894	727	-	700
Average outstanding shares - diluted (denominator)(1)	$ 63,340	$ 62,365	$ 63,882	$ 64,447	$ 64,825	$ 62,430	$ 65,785
Net income (loss) per common share:							
Basic	$ 1.29	$ (3.05)	$ 2.26	$ 2.11	$ 1.72	$ (1.75)	$ 1.94
Diluted	1.28	(3.05)	2.22	2.08	1.70	(1.75)	1.92
Net operating income (loss) per common share (diluted)	$ 1.28	$ (3.61)	$ 2.09	$ 1.97	$ 1.62	$ (2.31)	$ 1.86

(1) Had there been net income, weighted average diluted shares outstanding would have been 63,290 for the three months ended March 31, 2011 and 63,315 for the six months ended June 30, 2011.

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Transatlantic Holdings, Inc. & Subsidiaries

Reconciliation of Non-GAAP Measures

Transatlantic Re ®

(dollars in thousands, except per share amounts)

	Three Months Ended					Six Months Ended	
	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	June 30, 2011	June 30, 2010
Net income (loss)	$ 80,882	$ (190,152)	$ 141,760	$ 134,056	$ 110,510	$ (109,270)	$ 126,385
Total realized net capital losses (gains), net of tax[1]	498	(36,018)	(8,545)	(6,869)	(5,380)	(35,520)	(4,152)
Loss on early extinguishment of debt, net of tax[1]	-	767	-	75	-	767	-
Net operating income (loss)	$ 81,380	$ (225,403)	$ 133,215	$ 127,262	$ 105,130	$ (144,023)	$ 122,233
Net income (loss) per common share (diluted)	$ 1.28	$ (3.05)	$ 2.22	$ 2.08	$ 1.70	$ (1.75)	$ 1.92
Total realized net capital losses (gains), net of tax[1]	-	(0.57)	(0.13)	(0.11)	(0.08)	(0.57)	(0.06)
Loss on early extinguishment of debt, net of tax[1]	-	0.01	-	-	-	0.01	-
Net operating income (loss) per common share (diluted)	$ 1.28	$ (3.61)	$ 2.09	$ 1.97	$ 1.62	$ (2.31)	$ 1.86
GAAP annualized return on equity	7.8 %	(18.3)	13.1 %	12.8 %	11.0 %	(5.1) %	6.3 %
Total realized net capital losses (gains), net of tax[1]	0.1	(3.5)	(0.8)	(0.7)	(0.5)	(1.7)	(0.3)
Loss on early extinguishment of debt, net of tax[1]	-	0.1	-	-	-	-	-
Annualized operating return on equity	7.9 %	(21.7) %	12.3 %	12.1 %	10.5 %	(6.8) %	6.0 %

(1) Assumes a tax rate of 35%.

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